SUP CHINA, Inc.
A Delaware Corporation

Financial statements and Independent Auditor's Reports
December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Sup China Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sup China Inc. (the "Company") as of December 31, 2021 and 2020, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2021

Lakewood, CO

September 15, 2022

SUP CHINA, Inc.
BALANCE SHEETS

	December 31, 2021	December 31, 2020
Assets		
Current Assets		
Cash	$ 934,954	$ 303,707
Accounts receivable, (net of reserve of $18,876)	7,364	90
Total Current Assets	942,318	303,797
Fixed Assets	1,836	2,467
Total Fixed Assets, Net	1,836	2,467
Other Assets		
Security deposit	3,900	3,900
Total Assets	$ 948,054	$ 310,163
Liabilities		
Current Liabilities		
Accounts Payable	$ 14,332	$ 10,350
Deferred Revenue	-	276,789
Due to related parties	2,064,839	2,064,335
Total Current Liabilities	2,079,171	2,351,474
Long-term Liabilities		
Convertible Debt	1,600,000	1,600,000
Convertible Debt - related parties	4,130,000	3,080,000
Accrued Interest	668,763	479,303
Total Long-term Liabilities	6,398,763	5,159,303
Total Liabilities	8,477,934	7,510,777
Stockholders' deficit:		
Common stock, $.0001 par value, 10,000,000 shares authorized 8,000,000 shares issued and outstanding at December 31, 2021 and 8,000,000 shares issued and outstanding at December 31, 2020	800	800
Additional paid-in capital	50	50
Common stock owed 287,000 shares at December 31, 2021	803,791	-
Accumulated deficit	(8,334,521)	(7,201,463)
Total Stockholders' Deficit	(7,529,880)	(7,200,613)
Total Liabilities and Stockholders' Deficit	$ 948,054	$ 310,163

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	For the Years Ended	
	December 31, 2021	December 31, 2020
Income		
Affiliate Revenue	$ 53	$ 101
Content Sponsorship	26,763	97,559
Events	545,634	247,010
Subscription Revenue	202,316	98,649
SupChina Direct	247,733	28,776
White Label Media Production	55,698	59,125
Total Income	$ 1,078,197	$ 531,220
Cost of Sales	18,876	15,885
Gross Margin	$ 1,059,321	$ 515,335
Operating Expenses		
Advertising/Promotional	1,072	14,785
Consultant Fees	-	359,000
Contractors	15,605	8,524
SupChina Direct Consultant Fees	196,445	8,038
Employee Expenses	1,078,197	963,706
Content Production	465,207	443,034
Professional Service	121,301	53,519
Rent & Lease	-	34,962
Office Supplies/Expenses	6,500	25,365
Tools and Supplies	-	41,854
Sales & Marketing	30,204	41,107
Meals & Entertainment	1,512	1,652
Processing Fees	4,596	2,892
Depreciation	613	2,515
General and Administrative expenses	268,406	133,808
Total Operating Expenses	2,189,658	2,134,761
Loss from operations	(1,130,337)	(1,619,426)
Other Income (Expenses)		
Forgiveness of PPP Loan	161,941	172,686
Other Income	25,663	2,708
Interest Expense	(190,324)	(151,467)
Total Other Income	(2,720)	23,927

Net Loss before Income Taxes	(1,133,057)	(1,595,499)
Income Tax Benefit	-	-
Net Loss	$ (1,133,057)	$ (1,595,499)
Net Loss per Common Share - Basic and Diluted	$ (0.14)	$ (0.20)
Weighted Average Number of Common Shares Outstanding		
Basic and Diluted	8,000,000	8,000,000

SUP CHINA, Inc.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	Common Stock		Common Stock owed		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance, December 31, 2019	8,000,000	$ 800	-	-	$50	$(5,605,965)	$(5,605,115)
Net loss for year ended December 31, 2020						(1,595,499)	(1,595,499)
Balance, December 31, 2020	8,000,000	800	-	-	50	(7,201,464)	(7,200,614)
Sale of common stock			287,068	803,791	-	-	803,791
Net loss for year ended December 31, 2021						(1,133,057)	(1,133,057)
Balance, December 31, 2021	8,000,000	$ 800	287,068	$803,791	$50	$(8,334,521)	$(7,529,880)

SUP CHINA, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	For the Years Ended	
	December 31, 2021	December 31, 2020
Cash Flows from Operating Activities		
Net Loss	$ (1,133,057)	$ (1,595,499)
Adjustment to reconcile net loss from operations:		
Depreciation expense	631	915
Allowance for doubtful accounts	18,876	-
Gain on forgiveness of PPP Loan	(161,941)	(172,686)
Changes in Operating Assets and Liabilities		
Accounts Receivable	(26,150)	-
Accounts payable	3,982	(59,293)
Deferred revenue	(276,790)	109,112
Accrued interest	189,460	153,937
Due to related parties	504	800,000
Net Cash Used in Operating Activities	(1,384,485)	(763,514)
Cash Flows from Financing Activities		
Proceeds from PPP loan	161,941	172,686
Issuance of convertible notes - related party	1,050,000	600,000
Sale of common stock	803,791	-
Issuance of convertible notes	-	172,686
Net Cash Provided by Financing Activities	2,015,732	600,000
Net Increase (Decrease) in Cash	631,247	(163,514)
Cash at Beginning of Period	303,707	652,654
Cash at End of Period	$ 934,954	$ 489,140
Supplemental Cash Flow Information:		
Income Taxes Paid	$ -	$ -
Interest Paid	$ -	$ -

Sup China Inc.
Notes to Combined Financial Statements
December 31, 2020 and 2021

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Sup China Inc., a Delaware corporation, was initially formed on August 31, 2015.

The company operates news, information, and business services platform focused on China and generates revenue through subscription and licensing fees, corporate sponsorship, event tickets and sales, and transaction fees for commerce conducted through its online marketplaces.

The Company's accounting year end is December 31.

Basis of Presentation

These financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles.

Certain prior amounts have been reclassified to current presentation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates include estimated useful lives and potential impairment of property and equipment, estimate of fair value of share based payments and derivative instruments and recorded debt discount, valuation of deferred tax assets and valuation of in-kind contribution of services and interest.

Accounts Receivable

We record accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and is charged to other income (expense) in the combined statements of operations. We calculate this allowance based on our history of write-offs, the level of past-due accounts based on the contractual terms of the receivables, and our relationships with, and the economic status of, our customers. As of December 31, 2021 and 2020, an allowance for estimated, uncollectible accounts was $18,876 and $0, respectively.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment	3 years
Furniture and Equipment	5 years

Revenue Recognition

- **SupChina's revenue** is recognized either by invoice or by automated/instantaneous online purchase. Invoiced revenue is usually recognized and due immediately and is almost always received prior to the provision of services to the payer. Online purchases are recognized and received immediately through various online payment processors.
- **Affiliate Revenue** -- Affiliate Revenue is revenue earned as a "commission" for referring or selling the products of other companies, with whom we have a revenue splitting or revenue referral agreement. It is a nascent area of collaboration with other companies that may or may not grow in the future but to date has been a negligible part of company operations and revenue.
- **Content Sponsorship** -- Content Sponsorship revenue consists of advertising or other promotional content placed on our website, in our newsletters or podcasts, or in other content mediums on behalf of a corporate customer to promote their business, products, or services to our audience.
- **Events Revenue** -- Events Revenue consists of both corporate sponsorship of events that we produce, as well as ticket sales to audience members or attendees to those same events.
- **Subscription Revenue** -- Subscription Revenue consists of subscriber dues paid for access to online digital content and/or information products and experiences. Most subscribers subscribe on an annual basis and their dues are paid annually. Subscription revenue includes subscriptions for individuals as well as group subscriptions to corporations, non-profits, educational institutions, and other organizations.
- **SupChina Direct** -- SupChina Direct is a consulting network that we manage whereby we match the supply and demand of China-related professional services. In exchange for connecting such supply and demand through our marketplace, we earn a transaction fee equal to approximately 15% of the value exchange. For example, if a UK-based consumer goods company ("client") seeks to recruit a China-based marketing agency to support the growth of their sales in the China market, SupChina Direct would identify and vet China-based marketing agencies for the client, and if the client decides to work with one of the agencies we connect them with, we would invoice the client, pay the agency or consultant, and keep a fee of 15% of the value of the invoice.
- **White Label Media Production** -- White Label Media Production is revenue earned when SupChina is engaged to produce content or media on behalf of another organization, and the output of that work is branded with the other organization's brand and not SupChina's own brand. In these cases, SupChina simply receives a professional fee for the production of the content.

Effective January 1, 2018, the Company recognizes revenue in accordance with Accounting Standards Codification 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific revenue recognition guidance throughout the Industry Topics of the Accounting Standards Codification. The updated guidance states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also provides for additional disclosures with respect to revenues and cash flows arising from contracts with customers. Deferred revenue at December 31, 2021 and 2020 amounted to $0 and $276,789, respectively.

We recognize revenue when the four revenue recognition criteria are met, as follows:

- *Persuasive evidence of an arrangement exists* – our customary practice is to obtain written evidence, typically in the form of a sales contract or purchase order;

- *Delivery* – when custody is transferred to our customers;

- *The price is fixed or determinable* – prices are typically fixed at the time the order is placed and no price protections or variables are offered; and

- *Collectability is reasonably assured* – we typically work with businesses with which we have a long standing relationship, as well as monitoring and evaluating customers' ability to pay.

Refunds and returns, which are minimal, are recorded as a reduction of revenue. Payments received by customers prior to our satisfying the above criteria are recorded as unearned income in the combined balance sheets.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of these financial statements. The Company has incurred significant operating losses since inception. As of December 31, 2021 the company had a working capital deficit of $1,136,853 and negative shareholders' equity of $7,529,880.

Because the Company does not expect that existing operational cash flow will be sufficient to fund presently anticipated operations, this raises substantial doubt about the Company's ability to continue as a going concern. Therefore, the Company will need to raise additional funds and is currently exploring alternative sources of financing. Historically, the Company has raised capital through private placements, as an interim measure to finance working capital needs and may continue to raise additional capital through the sale of common stock or other securities and obtaining some short-term loans. The Company will be required to continue to so until its operations become profitable. Also, the Company has, in the past, paid for consulting services with its common stock to maximize working capital, and intends to continue this practice where feasible.

On July 1, 2018, the Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). Results for reporting periods beginning after January 1, 2018, are presented under ASC 606. As of and for the year ended November 30, 2020 the financial statements were not impacted due to the application of Topic 606 because the Company had no revenues.

Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. On December 31, 2021, and December 31, 2020, the Company's cash equivalents totaled $934,954 and $303,707 respectively.

Income taxes

The Company accounts for income taxes under FASB ASC 740, *"Accounting for Income Taxes"*. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. FASB ASC 740-10-05, *"Accounting for Uncertainty in Income Taxes"* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company assesses the validity of its conclusions regarding uncertain tax positions quarterly to determine if facts or circumstances have arisen that might cause it to change its judgment regarding the likelihood of a tax position's sustainability under audit.

Media costs

As a media, content, and digital product-centered business, SupChina has low marginal costs but very high fixed / up-front costs. Thus most costs to the business are categorized as operating expenses and not costs of revenue -- we would incur these costs regardless of whether we sold any product or not, and conversely, we would not necessarily incur higher costs even if revenue increased significantly.

Stock-based Compensation

The Company accounts for stock-based compensation using the fair value method following the guidance outlined in Section 718-10 of the FASB Accounting Standards Codification for disclosure about Stock-Based Compensation. This section requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

Net Loss per Share

Net loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, and "Earnings per Share." Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets' net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Paycheck Protection Program

As U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company determined it most appropriate to account for the Paycheck Protection Program ("PPP") loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 "(IAS 20)", *Accounting for Government Grants and Disclosure of Government Assistance*. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." IAS 20 does not define "reasonable assurance"; however, based on certain interpretations, it is analogous to "probable" as defined in FASB ASC Subtopic 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). Further, IAS 20 permits for the recognition in earnings either (1) separately under a general heading such as other income, or (2) as a reduction of the related expenses. The Company has elected to recognize government grant income separately within other income to present a clearer distinction in its financial statements between its operating income and the amount of net income resulting from the PPP loan and forgiveness.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*, which establishes a new lease accounting model for lessees. The updated guidance requires an entity to recognize assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. The amended guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. In March 2019, the FASB issued ASU 2019-01, *Codification Improvements*, which clarifies certain aspects of the new lease standard. The FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases* in July 2018. Also in 2018, the FASB issued ASU 2018-11, Leases *(Topic 842) Targeted Improvements,* which provides an optional transition method whereby the new lease standard is applied at the adoption date and recognized as an adjustment to retained earnings. The amendments have the same effective date and transition requirements as the new lease standard.

We intend to adopt ASC 842 on July 1, 2020. The adoption of this guidance is not expected to have any impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTION

The amounts due to related parties consist entirely of loans from the Company's majority shareholder, Anla Cheng, to the Company in order to fund ongoing operation. Due to related parties at December 31, 2021 and December 31, 2020 amounted to $2,064,839 and $2,064,335, respectively

SupChina's CEO is the President of a 501c3 tax-exempt non-profit organization called The Serica Initiative. The Serica Initiative advocates for causes that are wholly independent of an unrelated to SupChina's business, but which may be of interest to SupChina's existing audience. As such, the two organizations collaborate from time to time. When The Serica Initiative requires certain media production services, for example the production of videos or the organizing of online webinars -- both of which are activities at which SupChina excels, The Serica Initiative may engage SupChina to provide these services as a vendor. When this happens, SupChina prepares a cost estimate for The Serica Initiative, which the latter then compares to market rates for the same services. If and when The Serica Initiative decides to utilize SupChina's provision of services, SupChina would then issue an invoice to The Serica Initiative, who would pay as any other customer would. Revenue to SupChina that falls into this category can be found in the "White Label Media Production" line of the SupChina Profit & Loss Statement.

NOTE 4 – PAYROLL PROTECTION PROGRAM

In response to the coronavirus disease ("Covid-19") COVID-19 pandemic, the PPP was established under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act and administered by the SBA. Companies who met the eligibility requirements set forth by the PPP could qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness, subject to potential reduction based on the level of full-time employees maintained by the organization.

During the year ended December 31, 2020, the Company received a loan of $172,686 under the PPP provided by Piermount Bank the loan bears interest at 1.0%, with principal and interest payments deferred for the first six months of the loan. After that, the loan and interest would be paid back over a period of 18 months, if the loan is not forgiven under the terms of the PPP. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations. When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of the PPP, and therefore considered the loan to be substantively a conditional government grant to be accounted for using an analogy to IAS 20. The Company performed the calculations, applied for, and received PPP loan forgiveness on November 13, 2020.

As the Company received its loan forgiveness prior to December 31, 2020, it has recognized PPP grant income for the full amount of the PPP loan, $172,686, and no liability for the PPP loan is reflected in the balance sheet as of December 31, 2020.

On February 17, 2021, the Company received a loan of $160,973 under the PPP provided by Piermount Bank the loan bears interest at 1.0%, with principal and interest payments deferred for the first six months of the loan. After that, the loan and interest would be paid back over a period of 18 months, if the loan is not forgiven under the terms of the PPP. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations. When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of the PPP, and therefore considered the loan to be substantively a conditional government grant to be accounted for using an analogy to IAS 20. The Company performed the calculations, applied for, and received PPP loan forgiveness on September 1, 2021.

NOTE 5 – CONVERTIBLE NOTES

During the years ended December 31, 2020 and 2019 the Company issued a total of $0 and $500,000 of convertible promissory notes. Interest on note is payable at 3%. Per annum. The terms of the loans are 36 months, In the event that the Company issues and sells shares of its equity securities on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes the outstanding principal amount of this Note, together with and any unpaid accrued interest under this Note, shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 85%, and (ii) the quotient resulting from dividing $15,000,000 by the number of shares of Common Stock of the Company that are outstanding immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes. The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. If the Conversion price is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing. As of December 31, 2021 and December 31, 2020 the total amount of convertibles notes outstanding is $2,650,000 and $1,600,000, respectively. December 31, 2021 and December 31, 2020 accrued interest amounted to $243,208 and $184,208 respectively

NOTE 6 – CONVERTIBLE NOTES – RELATED PARTY

During the years ended December 31, 2021 and 2020 the Company issued a total of $1,050,000 and $600,000 of convertible promissory notes to related parties. As of December 31, 2021 and 2020 a related parties is owed a total of $4,130,000 and $3,080,000 of convertible promissory notes. Interest on note is payable at 3%. Per annum. The terms of the loans are 36 months, In the event that the Company issues and sells shares of its equity securities on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes the outstanding principal amount of this Note, together with and any unpaid accrued interest under this Note, shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 85%, and (ii) the quotient resulting from dividing $15,000,000 by the number of shares of Common Stock of the Company that are outstanding immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes. The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. If the Conversion price is less than the price per share at which Equity

Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing. As of December 31, 2021 and December 31, 2020 the total amount of convertibles notes outstanding to the related parties are $4,130,000 and $3,080,000, respectively. December 31, 2021 and December 31, 2020 accrued interest amounted to $425,555 and $295,095 respectively

NOTE 7 – STOCKHOLDERS' DEFICIT

The company has authorized 10,000,000 and issued 10,000,000 common shares with a par value of $0.0001 as of December 31, 2021 and December 31, 2020, respectively

On August 31, 2021 the Company amended and restated its Certificate of Incorporation to increase the total number of shares of stock that the Corporation shall have authority to issue is 13,000,000 shares of common stock having a par value of $.0001 per share of which 11,000,000 are designated as Voting Common Stock and 2,000,000 are designated as Non-Voting Common Stock. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Amended and Restated Certificate of Incorporation the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

As of December 31, 2020 and 2021 there is no preferred stock authorized.

As of December 31, 2020 and December 31, 2021 the Company has 1,950,000 and 1,950,000 stock options issued, respectively. The options have exercise prices ranging from $.056 to $.09 per option and vesting terms up to 4 years. The term of the options is 10 years from the date of issuance. As the Options were granted at fair market value the Company did not assign any value to the Option. As of December 31, 2020 and December 31, 2021 the Company has 914,062 and 914,062 stock options vested, respectively

During the year ended December 31, 2021 the Company sold a total of 287,608 shares of common stock for net proceeds of $803,791 ($2.80 per share).

Note 8 - COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be involved in legal matters arising in the ordinary course of business. While the Company believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is, or could be, involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

NOTE 9 – SUBSEQUENT EVENTS

From December 31, 2021 through September 15, 2022 the Company sold a total of 123,099 shares of common stock for net proceeds of $344,677 ($2.80 per share).

The Company has evaluated subsequent events through the filing date of these financial statements and has disclosed that there are no other such events that are material to the financial statements to be disclosed.